Date: June 29, 2012

Evan S. Jacobson

Securities and Exchange Commission

Re:

Bookedbyus Inc.

Registration Statement on Form S-1

Filed September 7, 2011

File No. 333-176705

In response to your letter dated October 4, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment no. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s October 4, 2011 letter in italicized text immediately before our response.

Outside Front Cover Page of Prospectus

1.

Please revise the second paragraph to clarify that your discussion of the offering period in the paragraph only pertains to securities sold by the company in the offering, and that you may, in your discretion, extend the offering for an additional 90 days or such period as you deem reasonable.

Response: We have revised paragraph one by defining the term “Direct Offering shares” as the securities to be sold by the company. In accordance with your recommendation, we have revised paragraph two. Revisions to paragraphs one and two are as follows:

“This prospectus relates to periodic offers and sales of 15,820,000 shares of common stock by our Company and the selling security holders, which consists of:

1 to 10,000,000 shares of our common stock which we are offering on a direct basis (“Direct Offering Shares”) at a price of $0.10 per share; and
Up to 5,280,000 shares of common stock which are presently outstanding and owned by the selling stockholders.

There is no minimum offering. The offering period for the Direct Offering Shares will end ninety (90) days from the effective date of this prospectus but may also be terminated sooner in our sole discretion. The Company may, in its sole discretion, extend the offering period for the Direct Offering Shares for an additional 90 days or for such period as the Company deems reasonable. Our Direct Offering Shares will be offered and sold on a self-underwritten, best-efforts basis through our officer and director. Our Direct Offering Shares will be sold at a fixed price of $0.10 per share throughout the offering period. There are no arrangements to place the funds we raise in an escrow, trust or similar account. All proceeds from our Direct Offering Shares will go to us. No assurance can be given that we will be able to sell any of our Direct Offering Shares.”

2.

Please revise to also briefly discuss the selling shareholder component of your offering. This disclosure should include, without limitation, a discussion of when the sales will begin, how the sales will be effectuated, and the initial and subsequent offering prices.

Response: In accordance with your recommendation, the Company discusses the selling shareholder component of the offering immediately following paragraph four in this section as follows:

“The Company and selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. Our Direct Offering Shares will be sold at a fixed price of $0.10 per share throughout the offering period. Bookedbyus Inc. will be selling all the Direct Offering Shares offered by the Company and will receive all proceeds from the sale. The Company will receive none of the proceeds from the sale of the shares by the Selling Stockholders. The Company will bear all expenses of the registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. All the Selling stockholders’ shares registered hereby will become tradable on the effective date of the registration statement of which this prospectus is a part. We have advised the selling stockholders that they and any securities broker/dealers or others who will be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act of 1933.”

Summary Information

Summary Information about Bookedbyus, page 7

3.

Please revise to briefly describe the timeline for the development of your business, the associated costs, and the uncertainties as to whether you will succeed in those efforts.

Response: In accordance with your recommendation to describe the timeline for the development of our business, we have added the following information immediately after paragraph two of this section as follows:

“With the exception of cash advances from our Officer and Director, our only source for cash at this time is investments by others in this offering. We must raise cash to implement our strategy and stay in business. Over the next twelve months, we plan introduce iDrive and eDrive. Accordingly, the Company has budgeted (i) to pay for general business development costs estimated at $201,000; (ii) to pay for sales and marketing costs, estimated at $149,550; and (iii) to pay for software development costs, estimated at $635,000.

The Company expects that revenue will be generated within 360 days following the closing of this offering.”

4.

Please briefly describe your plans for continuing operations and paying for offering expenses using existing cash if you do not receive any proceeds from the offering.

Response: In accordance with your recommendations, we have revised the fourth paragraph of the section by adding the following:

“In the event we do not raise any proceeds from this offering, the Company’s existing cash will not be sufficient to fund the expenses related to this offering, to maintaining a reporting status and to implement its planned business. The Company’s sole officer and director, Mr. Person has indicated that he may be willing to provide a maximum of $20,000, required to fund the offering expenses and maintain the reporting status, in the form of a non-secured loan for the next twelve months as the expenses are incurred. However, there is no contract or written agreement in place.”

5.

Please revise the second paragraph to briefly describe your iDrive product.

Response: We have revised the second paragraph as follows:

“iDrive is a software development tool  that can easily build iPhone, iPad and smart phone applications designed to access and view rich media managed by eDrive.”

Summary of the Offering by the Company, page 7

6.

Please revise the first paragraph to briefly describe the selling shareholder component of the offering.

Response: The Company revises its first paragraph of this section as follows:

“Bookedbyus has 22,070,000 shares of common stock issued and outstanding. The Company is registering 5,820,000 of the issued and outstanding shares on behalf of the selling shareholders and is registering an additional 10,000,000 Direct Offering Shares of common stock for offering to the public. The Company will endeavor to sell all 10,000,000 Direct Offering Shares of common stock after this registration becomes effective. The price at which the Company offers these shares is fixed at $0.10 per share for the duration of the offering. There is no arrangement to address the possible effect of the offering on the price of the stock. Bookedbyus will receive all proceeds from the sale of the Direct Offering Shares of common stock.”

Risk Factors, page 9

General

7.

It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. Please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

Response: Because we do not understand the basis of your conclusion that “It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act”, we do not believe an amendment is appropriate. The Company discloses on page 20, its intention to apply for quotation on the OTC Bulletin Board. We have amended the section captioned “Item 12 Available Information” as follows:

“We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

Upon effectiveness of this Prospectus, we will be subject to the reporting and other requirements of the Exchange Act and we intend to furnish our shareholders annual reports containing financial statements audited by our registered independent auditors and to make available quarterly reports containing unaudited financial statements for each of the first three quarters of each year.  Such reports and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at 100 F Street N.E, Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

Reports to security holders

After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 13 (a) or 15 (d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SEC’s Public Reference Room or visiting the SEC’s Internet website (see “Available Information” above).”

8.

It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please include a risk factor that explains the associated risks to potential investors.

Response: Because the Company does not understand the basis of your conclusion that “it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended”, the Company does not believe an amendment is appropriate.

Please see our response to comment 7 above and the revised disclosure in the section captioned “Item 12 Available Information”.

9.

We note that “IDrive” is a registered trademark of Pro Softnet Corporation. Please add a risk factor discussing the potential risks associated with marketing a product that contains a similar name. See Item 503(c) of Regulation S-K.

Response:

In accordance with your recommendation, we have added a risk factor in the risk section captioned “Risks Related to our Company” as follows:

“BECAUSE IDRIVE IS A REGISTERED TRADE MARK OF ANOTHER COMPANY, WE MAY BE REQUIRED TO CHANGE OUR PRODUCT NAME OR FACE LEGAL LIABILITY. A CHANGE IN PRODUCT NAME COULD HAVE AN ADVERSE EFFECT ON OUR FUTURE RESULTS OF OPERATION.

As a reseller or distributor of rich media marketing solutions, we will attempt to establish a reputation for high-caliber reseller or distributor of rich media marketing services and we will attempt to establish brand names for the products we sell. If the Company is forced to change product names, clients may no longer recognize our brand. In addition, we could be subject to legal liability resulting in a loss of client relationships. Accordingly, no assurances can be given that we will retain clients in the foreseeable future and changing product names could have a future adverse effect on our results of operation.”

10.

The second sentence of this risk factor states that if you do not raise additional capital within 12 months of the effective date of this registration statement, you may be required to suspend or cease the implementation of your business plans. On page 31, however, you state that if you sell all the shares in the offering, you believe that you will have sufficient funds to fully launch your planned business activities. Please revise to ensure that your disclosure consistently describes your financial condition if all shares are sold in the offering and if less than all of the shares are sold in the offering.

Response: In accordance with your recommendation, we have revised the risk factor to provide improved meaning and consistency regarding disclosure of our financial condition as follows:

“BECAUSE OUR AUDITORS HAVE ISSUED AN OPNION THAT THERE IS SUBSTANTIAL UNCERTAINTY ABOUT THE ABILITY OF BOOKEDBYUS INC. TO CONTINUE ITS OPERATIONS AS A GOING CONCERN, IT MAY BE DIFFICULT TO ATTRACT INVESTORS.

In their audit report dated June 29, 2012, our auditors have expressed an opinion that substantial doubt exists as to whether we can continue as an ongoing business. We believe that if we do not raise additional capital within 12 months of the effective date of this registration statement, we may be required to reduce, suspend or cease the implementation of our planned business activities (see Plan of Operations, page 60). Due to the fact that there is no minimum and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to fully develop its business strategies. As such we may have to cease operations and you could lose your entire investment. See “August 31, 2011 Financial Statements - Auditors Report.”

Because the Company has been issued an opinion by its auditors that substantial doubt exists as to whether it can continue as a going concern it may be difficult to attract investors.”

“There is no established market for shares of the company’s common stock...,” page 11

11.

Please revise to clarify that, as disclosed on page 20, you intend to apply for quotation on the OTC Bulletin Board.

Response: We have revised this risk factor to clarify our intentions to apply for a quotation on the OTC Bulletin Board by adding the following paragraph:

“Although our common stock is not listed on a public exchange, we intend to apply for quotation on the Over-the-Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, who, generally speaking, must approve the first quotation of a security by a market maker on the OTCBB, nor can there be any assurance that such an application for quotation will be approved.”

“We expect to incur operating losses in the future because we have no revenue...,” page 12

12.

You state in the second sentence that your management believes that the gross proceeds of $1 million from this offering will be sufficient to continue your planned activities for no more than twelve months after the offering. Please revise the risk factor to discuss your plans to continue if you sell less than $1 million of shares in the offering.

Response: Following sentence two, we have added the following sentence in order to comply with your recommendation:

“In the event gross proceeds are less that $1,000,000, we expect to reduce our planned business activities (see Plan of Operation, page 60).”

“Adoption of smartphones and PDA’s may be slower than expected...,” page 13

13.

This risk factor and the two immediately following risk factors contain several conclusions about adoption rates, obstacles, and challenges. Please provide support for these statements, state that they are your belief, or otherwise revise.

Response: In accordance with your recommendations, we have revised this risk factor as follows:

“Global adoption rates have been steadily (sometimes exponentially) increasing over the past several years, but Management believes the overall penetration is still relatively low. We believe that the growth in adoption rate in North America is linked to discounts and cheap plans. As mobile technology gets better, we believe smart phones will get cheaper, more versatile, and more important for our day-to-day use. If adoption of smart phones is to slow, we may not realize profitable operations and our business may fail.”

We have deleted the first risk factor that follows this subject risk factor and we have revised the second risk factor that follows this subject risk factor as follows:

“Management believes a majority of small businesses will have adopted email marketing within the next 12 month. We believe the top challenges that small businesses have with email marketing are (i) the fear that customers will perceive the email as spam, (ii) that their messages get filtered out, and (iii) that they will have poor response rates. Should these challenges prevail, the lack of adoption of email marketing could have a negative effect on our results of operations and your entire investment could be lost.”

“As a distributor, we will depend on others to provide the products we intend...,” page 13

14.

The first sentence of this risk factor states that you “intend on becoming” a third party reseller of Digital Programa Inc.’s rich media marketing software. Page F-27 indicates that you entered into your license agreement with Digital Programa on January 1, 2011. Please revise.

Response: We have revised our disclosure in accordance with your recommendation as follows:

“The Company has entered into an agreement with Digitial Programa Inc. Pursuant to the agreement the Company has the exclusive right to sell and market the eDrive and iDrive software systems in the United States and Canada. Accordingly, the software products we intend to sell will be supplied by Digital Programa Inc. Because we will be dependent on our supplier, any shortages, production delays, or work stoppages by the employees of Digital Programa Inc. could have a material adverse effect on our ability to timely provide our products and secure sales. It is possible that notwithstanding the agreement between our suppler and our Company, such supplier may not be able to fulfill their obligations to us. Delays or technical problems with the product may cause our customers to cease reliance the products we intend to provide. If we cannot obtain an adequate support of the product, this could potential result in a loss of sales and earnings.

The rich media marketing software market is intensely competitive, highly fragmented and subject to rapid change. We do not have the resources to compete with existing competitors or with any new competitors that may enter into our intended business.  We will compete with many resellers of rich media marketing solutions that have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business, as we may never be able to develop clients for our services.”

“Our officers and sole director own 50.67% of the outstanding shares...,” page 14

15.

This risk factor is duplicative of a similar risk factor on page 12. Please revise.

Response: We have revised our disclosure by deleting the subject risk factor on page 14.

Use of Proceeds, page 15

16.

Please revise to briefly discuss the selling shareholder component of your offering and to clarify that you will not receive any proceeds from the sale of shares by selling shareholders.

Response: In accordance with your recommendation, we have revised the first paragraph of this section as follows:

“Our offering is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $0.10. The proceeds from the sale of the shares of common stock offered by the Company will be up to $1,000,000 based on this offering price.  We will not receive any proceeds from the sale of shares offered by the Selling Stockholders. All funds raised in the offering of our shares will immediately be available to us. The offering is being conducted on a “best efforts’ basis and the offering scenarios that follow are for illustrative purposes only. The actual amount of proceeds, if any, may differ. The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, of the securities offered for sale by the Company.”

Selling Security Holders, page 18

17.

For each selling security holder that is a legal entity, revise to disclose the persons who have sole or shared voting or investment power over the entity. For guidance, refer to Question 140.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response:

In accordance with your request, we have added footnotes associated with each legal entity to disclose the individuals who has sole voting and dispositive power over these shares.

Plan of Distribution

Sales of Shares by Selling Stockholders, page 21

18.

Please revise to disclose the price at which selling shareholders will sell their shares.

Response: We have revised our disclosure in accordance with your recommendation through the addition of the following sentence making it the final sentence of paragraph one of this section as follows:

“All shares sold under this prospectus will be sold at a fixed price of $0.10 per share.”

Information with Respect to the Registrant

Business Description, page 25

19.

Please revise your disclosure to discuss the material terms of your license agreement with Digital Programa Inc. See Item 101(h) of Regulation S-K. In addition, please file the license agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure by adding the following paragraph immediately following the first paragraph of this section:

“On 1 January 2011, the Company entered into an agreement (the “License Agreement”) with Digital Programa Inc.  The basic terms of the License Agreement are as follows:

1)

Digital Programa Inc. has granted exclusive license to the Company to market and sell certain software systems, as defined in the License Agreement, which consists of eDrive and iDrive (the “System”), exclusively in Canada and the United States;

2)

The Company issued 1,000,000 common shares of the Company, valued at $0.005 per share, to Digitial Programa Inc. for initial, non-recurring, non-refundable license fee (Notes 6 and 8);

3)

The Company is required to pay Digial Programa Inc. a 5% royalty on gross revenues for each month from the sales of the System software; and

4)

The License Agreement shall remain in effect for a period of 10 years, commencing on 1 January 2011, and the Company has the option to renew the License Agreement for an additional 10 year term provided that the Company pay then current renewal fee, which shall be no greater than 10% of the then current license fee charged by Digital Programa Inc. for new licensees.”

Furthermore we will file as Exhibit 10(i), a copy of the license agreement with Digital Programa Inc.

20.

Please revise to provide a more detailed explanation of the two software applications developed by Digital Programa Inc. that you plan to sell and why your software is useful for your intended markets (i.e., financial services, entertainment/gaming, and large enterprises).

Response: We have revised our disclosure by adding the following paragraphs to the section captioned “Business Description” as follows:

“Product Overview

The Digital Programa System is digital media management software which emphasizes a touch-optimized web framework for smart phones and tablets. It allows users to design a single highly branded and customized web application that will work on most popular smart phone and tablet platforms. It uses a unified user interface system (“UI”) across mobile device platforms, including iOS, Symbian, Android, Windows mobile, Blackberry and Nokia. It’s built on a dependable user interface frame with efficient code that is flexible, updateable, and easily branded. The software provides touch friendly web pages that plays on most available web browsers while adding rich client functionality.

idrive

iDrive is a pre-built application for mobile phones and tablets that pushes rich media information (Video, Text, Photos, Audio) to end users. Clients purchase the base application, add their colors and branding logo to make the app uniquely their own. Each client can add more functions as they see fit to service their end users/customers. These iDrive applications are built once but re-branded for each client’s individual use. A base application that pushes rich media information can be licensed for as little as $10,000 compared to custom built applications that can cost as much as $50,000. Because each client adds their colors and logo to the iDrive application, it becomes their unique corporate application that can be provided to end users/customers through Apples iTunes or the client’s own website. With these applications, clients can push daily information alerts, videos, coupons, etc to their end users/customers hand held device simply and easily.

eDrive

eDrive is a web and email based rich media application that allows clients to push rich media marketing material to its end users/customers with a fully integrated back end including business analytics.  eDrive, allows companies to market their message or product directly to their customers. eDrive places the power in the client’s hands to easily produce rich media messaging including video, photos and text in a graphic interactive interface.  Our clients log into there eDrive account where they assemble rich media emails. They choose the look and feel of the email add their client email list and press send. Through eDrive clients can easily record a video message informing customers of a great deal or simple information regarding the state of the market. Clients can package this up and send it off to their enduser/customers.  These end users/customers receive on their iDrive application a graphical email message that is completely branded.

Any area they click on be it the video, text photos or if they forward the email to a friend, eDrives backend analytics accumulates this information and presents it to the client.

Benefits

Unlike custom built applications that can cost as much as $50,000, clients can license a completely branded iDrive application for smart phones, together with eDrive for as little as $10,000. This enables prospective clients to readily market their products and services to their end users/customers on a branded smart phone application without the development time and expense of custom applications. In addition, iDrive and eDrive provide full business analytics so that clients can measure responses to active marketing campaigns.”

Market Opportunity, page 25

21.

With respect to every third-party statement in your prospectus, such as the market data included throughout this section, disclose the date of each report from which the statement is derived and provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports.

Response: The Company has not commissioned any of the cited studies or reports. We have revised our disclosure in the section captioned “Online Video Advertising” by deleting the second and third paragraphs of this section. The remaining paragraph in this section now reads:

“The online rich media and video advertising market is poised for rapid growth over the next few years, according to the research firm, eMarketer.  eMarketer estimates rich media and online video advertising spending will reach $1.5 billion each this year.  By 2014, it expects the rich media ad market will be more than $1.8 billion and the video ad market will top $5.5 billion.

Source: http://www.adweek.com/aw/content_display/news/digital/e3i2a62321a15dd65d896f9e82d14b1292e”

This paragraph cites the second paragraph of the online article published by eMarketer July 14, 2010.

We have further revised our disclosure by deleting the section captioned “Wireless Industry”.

We have further revised our disclosure in the section captioned “Wireless Advertising” by deleting paragraphs three and five. Paragraph one cites the second paragraph in the article written by Kumur Patel, published by Ad Age Digital on October 18, 2010.

22.

Please provide supplemental support for your statement in the last sentence of the first paragraph of this section or revise to state that it is your opinion.

Response: Please see our response to comment 21 above. We have deleted the last paragraph in this section.

23.

It is unclear why statistics pertaining to Twitter usage are applicable to your product. Please revise.

Response: We have deleted statistics pertaining to Twitter usage.

Industry Overview, page 26

24.

Certain of the statistics included in this section are global statistics, but your license from Digital Programa Inc. is limited to the United States and Canada. Please revise to include pertinent geographically-limited statistics.

Response: Please see our response to comment 21 above. We believe the remaining statistics in this section and throughout our disclosure pertain to the United States.

Wireless Advertising, page 27

25.

Please provide support for your statement in the penultimate paragraph of this section that the number of mobile video viewers will have a compound annual growth rate of 22.8% from 2009 through 2014.

Response: We have deleted this paragraph.

Management’s Discussion and Analysis, page 31

26.

Please revise to include the disclosure required by Item 303(a) of Regulation S-K. For example, but without limitation, include a more detailed discussion of your financial condition, changes in financial condition and results of operations for the applicable periods.

Response: We have revised the section captioned “Results of Operations” as follows:

“There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company with minimal operations and have generated $22,820 in revenue. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible delays in our planned product development.

For the period from inception through February 29, 2012 we had $22,820 in revenue. For the three month period ended February 29, 2012 we had nil revenue. Expenses for the three month period ended February 29, 2012 totaled $6,948 as compared to expenses of $1,941 for the three month period ended February 28, 2011 resulting in a Net loss of $$6,948 as compared to a net loss of $1,941 for the three month period ended February 28, 2011. The operating loss for the period is primarily a result of legal and accounting fees in the amount of $6,000 as compared to $1,783 for the three month period ended February 28, 2011 and License and dues of $750 as compared to $75 for the three month period ended February 28, 2011.”

Capital Resources and Liquidity, page 31

27.

Please revise to discuss how you plan to continue operations if the offering is not fully subscribed and Mr. Person does not loan you funds.

Response:

We have added the following sentence to the first paragraph in this section:

“Over the 12 month period starting upon the effective date of this registration statement, our company must raise capital to introduce its planned products. We aim to raise the capital by investors investing in our startup company.”

We have revised our disclosure by adding the following paragraphs immediately following paragraph two as follows:

“In the event the Company sells 25% of the shares offered, the Company will minimize development of its planned products by introducing, 1) eDrive combining off the shelf programs with minimal programming and 2) iDrive, a scaled back version with only a portion of the tools available. In addition, the Company will minimize its planned Sales and Marketing expenses and scale back its planned general business development expense (see Use of Proceeds, page 15).

In the event the Company sells 50% of the shares offered, the Company will introduce two of its planned products, 1) eDrive further developed towards final specifications and 2) iDrive, a scaled back version with a portion of the tools available. In addition, we plan to provide customer suggested enhancement features. The Company will reduce its planned Sales and Marketing expenses to $279,050 and will scale back its planned general business development expense to $105,500 (see Use of Proceeds, page 15).

In the event the Company sells 75% of the shares offered, the Company will introduce its both of its planned products, 1) eDrive developed to its final specifications and 2) iDrive, an enhanced version with the majority of the tools available. In addition, we plan to provide additional customer suggested enhancement features.. The Company will reduce its planned Sales and Marketing expenses to $108,750 and will scale back its planned general business development expense to $155,500 (see Use of Proceeds, page 15).”

Plan of Operations, page 32

28.

In the fourth paragraph of this section, you state that within 150 days of the date of the offering, you will “enter into a licensing agreement with a major studio and a financial institute.” Please provide substantiation for this statement or revise to state that it is your hope.

Response: In accordance with your recommendation, we have revised the last sentence of the fourth paragraph of this section as follows:

“The Company feels that within 150 days of the date of this offering it plans to launch its product package design, initial website development, logo development, beta testing of the eDrive product and it is our hope to enter into a licensing agreement with a major studio and a financial institute.”

29.

In the penultimate paragraph on this page, you state that you “expect” that revenue will be generated within 360 days following the closing of this offering. Please revise to provide substantiation for this statement or revise to state that it is your hope.

Response: We have revised the subject paragraph to read as follows:

“It is the Company’s hope that revenue will be generated within 360 days following the closing of this offering.”

Executive Compensation, page 34

30.

We note that you have not included Ms. Fox in your summary compensation table. See Item 402(n) of Regulation S-K. Please revise.

Response: In accordance with your recommendation, we have modified our disclosure as follows:

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officer and director for all services rendered in all capacities to us for the period from inception through August 31, 2011.

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Fred Person President	2008	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0
	2010	12,000	0	0	0	0	0	00	12,000
	2011	9,000	0	0	0	0	0	0	9,000
Susan Fox Secretary	2008	8,000	0	0	0	0	0	0	8,000
	2009	12,000	0	0	0	0	0	0	12,000
	2010	0	0	0	0	0	0	0	0
	2011	0	0	0	0	0	0	0	0

31.

Please revise to include narrative disclosure explaining the amounts awarded to Mr. Person for the periods presented. See Item 402(o) of Regulation S-K.

Response: We have revised our disclosure by providing the following narrative immediately below the Summary Compensation Table as follows:

“During the year ended 31 August 2011, the Company paid/accrued management fees in the amount of $9,000 to Fred Person (2010 - $12,000, 2009 - $Nil, cumulative - $21,000).

During the year ended 31 August 2011, the Company paid/accrued management fees in the amount of $Nil to Susan Fox (2010 - $Nil, 2009 - $12,000, 2008 - $8,000, cumulative - $20,000).”

32.

On page F-27, you discuss shares issued to a former officer and directors to settle unpaid management fees. Please tell us why you have not included any discussion of these payments in this section, or revise. See Item 402(m) of Regulation S-K.

Response: The Company has revised its disclosure to include a discussion of the above noted payments as follows:

“As at 31 August 2010, the amounts due to Fred Person (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $14,475 including Management Fees of $12,000. On 31 March 2011, the Company issued 2,895,000 common shares of the Company, valued at $0.005 per common share, to settle the amount of $14,475.

As at 31 August 2010, the amounts due to Susan Fox (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $21,775 including Managements fees of $20,000. On 31 March 2011, the Company issued 4,355,000 common shares of the Company, valued at $0.005 per common share, to Susan Fox to settle the amount of $21,775.”

Security Ownership of Certain Beneficial Owners and Management, page 37

33.

Please revise footnote 2 to clarify whether the shares listed for Ms. Fox also include the amounts she beneficially owns as the sole shareholder of CBW Inc.

Response: We have revised footnote 2 in accordance with you recommendation by adding the following sentence at the end of footnote 2:

“The amount of share held by Susan Fox does not include the amounts she beneficially owns as the sole shareholder of CBW Inc.”

Certain Relationships and Related Transactions, page 37

34.

Please revise to provide all information required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure on page F-10 discussing amounts due to related parties, and your statement on page 36 that Mr. Person and Ms. Fox are your promoters.

Response: We have revised our disclosure as follows:

“On 4 September 2008, the Company received $8,900 from Susan Fox related to the purchase of 8,900,000 common shares of the Company valued at $0.001 per share. On 16 January 2008, we issued a total of 8,900,000 shares of common stock to Susan Fox, Secretary of the Company. The Company considered these securities as “Founders” shares. Susan Fox purchased her shares at par value being $0.001 per share, considerably lower than the $0.10 cents per share in this offering. This offer and sale was made pursuant to the exemption from registration afforded by Section 4(2) to the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the securities were offered and sold in a non-public offering to a “sophisticated investor” who had access to registration-type information about the Company.  No commission was paid in connection with the sale of the shares.

As at 31 August 2010, the amounts due to Fred Person (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $14,475 including Management Fees of $12,000. On 31 March 2011, the Company issued 2,895,000 common shares of the Company, valued at $0.005 per common share, to settle the amount of $14,475.

As at 31 August 2010, the amounts due to Susan Fox (see Financial Statements for the period ended August 31, 2011, Note 4) consist of $21,775 including Managements fees of $20,000. On 31 March 2011, the Company issued 4,355,000 common shares of the Company, valued at $0.005 per common share, to Susan Fox to settle the amount of $21,775.”

Sincerely,

/Fred Person/

Bookedbyus Inc.

President